Exhibit 99.3

Total Voting Rights and Capital

11 May 2026

Wise Group plc

(the “Company”)

Total Voting Rights and Capital

In accordance with Disclosure Guidance and Transparency Rule 5.6.1 the Company would like to notify the market of the following:

The Company’s issued share capital consists of 1,025,164,562 class A ordinary shares of $0.01, each carrying one vote (“Class A Shares”) and 204,338,749 class B ordinary shares of $0.000000001. The Company does not hold any Class A Shares or Class B Shares in treasury.

The total number of voting rights attributable to the Class A Shares is 1,025,164,562.

The total number of voting rights attributable to the Class B Shares is 1,839,048,741 and therefore the total number of voting rights in the Company in aggregate across the Class A Shares and the Class B Shares is 2,864,213,303.

It is noted that the latest aggregate voting rights in the Company across the Class A Shares and the Class B Shares would result in Kristo Käärmann holding over 50% of the total voting rights in the Company through his Class A Share and Class B Share holding. In accordance with the Company’s Articles of Association, for so long as Kristo Käärmann remains Chief Executive Officer of the Company, his voting rights are capped by reducing the exercisable votes in respect of his Class B Share holding to one vote below 50% of the total votes eligible to be cast in respect of a shareholder resolution (reducing to one vote below 35% should he cease to be Chief Executive Officer of the Company).

When accounting for the total number of Class B Share voting rights that will be restricted as a result of the above mentioned cap, the total exercisable voting rights in the Company in aggregate across the Class A Shares and Class B Shares is 2,442,267,687.

For any queries related to this, please contact the Company Secretariat on cosec@wise.com

About Wise

Wise is a global technology company, building the best way to move and manage the world’s money. With Wise Account and Wise Business, people and businesses can hold 40+ currencies, move money between countries and spend money abroad. Large companies and banks use Wise technology too; an entirely new network for the world’s money. Launched in 2011, Wise is one of the world’s fastest growing, profitable tech companies.